[DESCRIPTION]

WM Prime Income Fund
Proxy Voting Results

At the special meeting of the shareholders of the Fund held on December 23,1997, the following proposals were approved by shareholders:

Proposal 1  To elect a Board of Trustees consisting of thirteen Trustees.

Nominee                                        For            Withheld
David E. Anderson                 405,130.286         19,277.829
Wayne L. Attwood, M.D.        405,125.900         19,282.215
Arthur H. Bernstein, Esq.       405,130.286         19,277.829
Kristianne Blake                     405,125.900         19,282.215
Edmond R. Davis, Esq.           405,130.286         19,277.829
John W. English                     405,130.286         19,277.829
Anne V. Farrell                      405,125.900         19,282.215
Michael K. Murphy                405,125.900         19,282.215
Alfred E. Osborne, Jr., Ph.D.  405,130.286         19,277.829
William G. Papesh                  405,125.900         19,282.215
Daniel L. Pavelich                  405,125.900         19,282.215
Jay Rockey                             405,125.900         19,282.215
Richard C. Yancey                 405,125.900         19,282.215

Proposal 2 To approve a new Investment Management Agreement between the Fund and WM Advisors (formerly Composite Research & Management Co.)

For			 380,915.097
Against	                                8,904.767
Abstain		                34,588.251


Proposal 3 To approve a New Investment Sub-Advisory Agreement for the Fund between WM Advisors and Van Kampen American Capital Management Inc.

For			 369,679.397
Against		                 11,027.784
Abstain	                              43,700.934